[redacted]

09042031

n.a. 8/19

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

AUG 05 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/08 (MM/DD/YY) AND ENDING 05/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Thomas Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street 5th Floor
(No. and Street)

New York (City) NY (State) 10035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anastasios Belesis 800-257-1537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 01/21

OATH OR AFFIRMATION

I, Anastasios Belesis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Thomas Financial, Inc., as of May 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

ROBERT M. BURSKY
Notary Public, State of New York
No. 4878779
Certified in Nassau County
Commission Expires November 10, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN THOMAS FINANCIAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED MAY 31, 2009

JOHN THOMAS FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED MAY 31, 2009

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
John Thomas Financial, Inc.
New York, New York

We have audited the accompanying statement of financial condition of John Thomas Financial, Inc. as of May 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Thomas Financial, Inc. as of May 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
August 3, 2009

JOHN THOMAS FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2009

ASSETS

Cash	$ 257,361
Receivable from clearing firm	2,060,326
Securities owned, at market value	314,768
Property and equipment - net	29,063
Prepaid expenses	2,921
Clearing deposit	100,000
Total Assets	$ 2,764,439

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,388,015
Due to parent company	520,837
Income taxes payable	97,200
Other current liabilities	6,103
Total Liabilities	2,012,155
Stockholder's equity:	
Common stock, - no par value, 200 shares issued and outstanding	200
Additional paid-in capital	582,492
Retained earnings	169,592
Total Stockholder's Equity	752,284
Total Liabilities and Stockholder's Equity	$ 2,764,439

See accompanying notes to financial statements.

JOHN THOMAS FINANCIAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MAY 31, 2009

Revenues:	
Commissions	$ 13,490,470
Investment banking fees	6,850,542
Interest income	155,378
Net security trading gain	46,016
Other income	1,375,883
Total Revenues	21,918,289
Expenses:	
Compensation and employee benefits	1,081,251
Commission expense	13,429,362
Management fee	5,715,000
Clearing and execution	603,724
Communications and occupancy	32,384
Regulatory fees	321,302
Professional fees	121,015
Customer write off	214,226
Other operating expenses	171,207
Total Expenses	21,689,471
Income Before Provision For Income Taxes	228,818
Provision For Income Taxes	97,200
Net Income	$ 131,618

See accompanying notes to financial statements.

JOHN THOMAS FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED MAY 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, June 1, 2008	$ 200	$ 582,492	$ 37,974	$ 620,666
Net income	-	-	131,618	131,618
Balances, May 31, 2009	$ 200	$ 582,492	$ 169,592	$ 752,284

See accompanying notes to financial statements.

JOHN THOMAS FINANCIAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2009

Cash flows from operating activities:	
Net Income	$ 131,618
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	5,454
(Increase) decrease in operating assets:	
Receivable from clearing firm	(507,890)
Securities owned, at market value	(314,768)
Prepaid expenses	21,875
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	164,535
Due to parent company	243,502
Income taxes payable	94,089
Other current liabilities	(10,320)
Total adjustments	(303,523)
Net cash used in operating activities	(171,905)
Cash flows from investing activities:	
Acquisition of property and equipment	(20,025)
Net decrease in cash	(191,930)
Cash, beginning of year	449,291
Cash, end of year	$ 257,361

Supplemental disclosure of non-cash flow activities:	
Net security trading gain	$ 46,016

See accompanying notes to financial statements.

JOHN THOMAS FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2009

Note (1) - Nature of business:

John Thomas Financial, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in investment banking services limited to private placements of debt and equity instruments; and retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

Note (2) – Summary of significant accounting policies:

(A) Securities transactions:
The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

Securities owned consist of publicly traded corporate stocks and are carried at market value in accordance with FASB Statement 157, with unrealized gains and losses reflected in the Statement of Income.

(B) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of May 31, 2009, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Investment banking:
Investment banking revenues and fees are net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

JOHN THOMAS FINANCIAL, INC.

**NOTES TO FINANCIAL STATEMENTS
(CONTINUED)**

MAY 31, 2009

Note (2) - Summary of significant accounting policies - cont'd:

(F) Concentration of credit risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) - Property and equipment:

Property and equipment consists of the following as of May 31, 2009:

Furniture and fixtures	$ 2,608
Leasehold improvements	35,025
	37,633
Less: Accumulated depreciation	(8,570)
Net book value	$ 29,063

Depreciation for the year ended May 31, 2009 amounted to $ 5,454. Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for furniture and fixtures is seven years and leasehold improvements over the life of the related lease.

Note (4) – Compensated absences:

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

JOHN THOMAS FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

MAY 31, 2009

Note (5) - Income taxes:

The Company uses the liability method to determine its income tax expenses as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of May 31, 2009, the Company had no material timing differences.

The provision for income tax shown on the statement of income differ from the amounts that would result from applying the statutory tax rates to income before provision for income taxes because of certain expenses that are not deductible for income tax purposes.

Note (6) – Related party transactions:

The Company has an expense sharing agreement and a management fee due to its parent company on a monthly basis. The expense sharing agreement with the parent company includes a record of certain expenses relating to the business of the Company which is included in the management fee expense. The management fee expense for the fiscal year ended May 31, 2009, was $ 5,715,000.

Note (7) – Recent accounting pronouncements:

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). Originally the interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, however the start date was later deferred until December 15, 2008 by the FASB. This pronouncement provides guidance for how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN48 or any other recent accounting pronouncements to have a material effect on its financial statements.

Note (8) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At May 31, 2009, the Company had net capital of $402,082, which exceeded its requirement of $134,144 by $267,938. The Company had a ratio of aggregate indebtedness to net capital of 5 to 1 at May 31, 2009.

JOHN THOMAS FINANCIAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

MAY 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

JOHN THOMAS FINANCIAL, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

MAY 31, 2009

Computation of Net Capital

Stockholder's equity	$ 752,284
Non-allowable assets:	
Property and equipment – net	29,063
Securities owned, at market value	314,768
Prepaid expenses	2,921
Total non-allowable assets	346,752
Net capital before haircuts on proprietary positions	405,532
Haircut on money market accounts and clearing deposit	3,450
Net capital	402,082
Minimum net capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $2,012,155	134,144
Excess net capital	$ 267,938
Ratio of aggregate indebtedness to net capital	5.00 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,388,015
Due to parent company	520,837
Income taxes payable	97,200
Other current liabilities	6,103
Total aggregate indebtedness	$ 2,012,155

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of May 31, 2009):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 955,592
Audit adjustments affecting non-allowable assets	261,847
Other audit adjustments	(815,492)
Adjustment to haircut calculation	135
Net capital per above	$ 402,082

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors and Stockholder of
John Thomas Financial, Inc.
New York, New York

In planning and performing our audit of the financial statements of John Thomas Financial, Inc. for the year ended May 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2009, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
August 3, 2009

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
White Plains, NY 10601
Tel: 914-761-4773
Fax: 914-761-2902
Website: www.weintraubcpa.com